Filed by Statoil ASA pursuant to
Rule 425 of the Securities Act of 1933
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
Disclaimer:
This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Norsk Hydro shareholders in the United States.

Press conference Oslo 18.12.2006

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro and Statoil are providing the following cautionary statement. Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro and Statoil may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro and Statoil, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's and Statoil's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements. Although Hydro and Statoil believe that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's and Statoil's actual results to differ materially from those projected in a forward- looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's and Statoil's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's and Statoil's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under in Hydro's and Statoil's respective Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission. No assurance can be given that such expectations will prove to have been correct. Hydro and Statoil disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Cautionary note in relation to certain forward-looking statements

Use of non-GAAP financial measures With respect to each non-GAAP financial measure Hydro and Statoil use in connection with their financial reporting and other public communications, Hydro and Statoil provide a presentation of what Hydro and Statoil believe to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's and Statoil's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com) and Statoil's website (www.statoil.com).

Introduction Jannik Lindbaek Chairman Statoil ASA Jan Reinas Chairman Norsk Hydro ASA

A historic transaction Merging Hydro's oil and gas activities with Statoil to create a new Norwegian-based international energy company, capitalizing on 40 years of oil and gas expertise Hydro to continue a century of industrial heritage as a focused aluminium company

Transaction structure and governance Valuation Merger of equals and exchange ratio based on relative contributions Hydro's shareholders will hold 32.7% and Statoil's shareholders will hold 67.3% of the equity in the combined company Government stake in the combined company will be 62.5% and 43.8% in Hydro Corporate Governance Proposed chairman of the Board: Eivind Reiten Proposed board composition: Three members in total to be nominated by Hydro, four by Statoil, three employee representatives Proposed president and CEO: Helge Lund The new company will have a new name

Eivind Reiten President & CEO Hydro

Creating two Norwegian-based global champions A leading international energy company positioned for continued growth World's largest offshore operator with strong portfolio First-class technology and project execution capabilities Major and reliable supplier of gas to Europe A focused global aluminium company Third largest integrated aluminium company globally

A perfect match Stronger basis for value creation on the Norwegian Continental Shelf Forceful international competitor Scale, portfolio and capabilities to accelerate growth Strong platform to enhance shareholder value Responding to a changing competitive landscape

Hydro: A focused global aluminium company Third largest listed aluminium company in the world Restructuring nearly completed - strong results in 2006 Well-positioned for long-term growth Good power coverage from captive hydropower Strong financial position

Hydro: Strategy for long-term growth Building on a leading, global position in metal production Pursuing new attractive opportunities in alumina and metal Leveraging unique platform in Extrusion, Precision Tubing and Building Systems and strong position in Rolled Products

Helge Lund President & CEO Statoil

The Norwegian-based energy champion Step change in production and resource base Expected combined production 1.9 million boepd in 2007 6.3 billion boe in proven reserves* Stronger portfolio in Norway and internationally Extensive exploration program and acreage Technology and project execution skills World-class gas value chain Integrated refining and marketing, with substantial trading business Commitment to renewable energy, carbon capture and sequestration * Based on the two companies' 2005 reporting

World's largest offshore operator * No. of barrels operated at water depths > 100m Source: McKinsey 2003

Taking the NCS to the next level Ensure maximum recovery of resources Efficient operations to prolong the economic life of existing fields Catalyst for innovative solutions and increased recovery Active frontier exploration

US Gulf of Mexico South America West Africa North Africa Caspian Middle East Stronger global E&P presence Canada Russia Arctic North Sea & Norwegian Sea Current production

Gulf of Mexico - more of the perfect match Balanced and material position with potential to deliver significant future growth Current production in period of high prices Significant near-term growth from new deepwater developments Well positioned in recent significant discoveries Top ten exploration portfolio - strong lease and seismic position Management capacity, local competence and skills Rig capacity secured

Significant and attractive sources of growth* Comprehensive portfolio of projects under development Norway: Ormen Lange, Snohvit, Statfjord Late Life, Gjoa/Vega, Tyrihans, Volve US Gulf of Mexico: Tahiti, Thunder Hawk, Independence Hub Area West Africa: Rosa, Agbami, Gimboa Caspian: ACG phase III Attractive portfolio of future development projects Norway: Troll Future Development, Peon, Valemon, Morvin, Alve, Gudrun US Gulf of Mexico: Jack, Caesar, Big Foot and other deepwater developments West Africa: Angola block 15, 17, 31 South America: Peregrino, Plataforma Deltana * List not exhaustive

Capitalizing on technology leadership World leader in subsea technology Pioneer in advanced drilling and multilateral wells Excellent reservoir management and enhanced recovery track record First-class project management of large scale oil and gas projects High standard of environmental technology and safety

Synergies and value creation A merger for new opportunities and growth Complementary competencies and portfolios Larger operational and financial flexibility Efficient use of technology, development expertise and R&D Sharing of best practice

Corporate Management in the new company Helge Lund, President and Chief Executive Officer Eldar Saetre, Chief Financial Officer Tore Torvund, Exploration & Production Norway Peter Mellbye, International Exploration & Production Morten Ruud, Projects Margareth Ovrum, Technology and New Energy Rune Bjornson, Natural Gas Jon Arnt Jacobsen, Manufacturing and Marketing Hilde Merete Aasheim, Head of Group functions

Integration process Company address in Stavanger. Group functions located in Oslo and Stavanger. President and CEO to operate out of both locations Integration team to be led by Hilde Merete Aasheim Planning and execution of integration according to detailed timeline Equal job opportunities for employees in Hydro and Statoil Growth-driven merger - personnel reductions expected to be limited Key principles: Openness, timeliness, involvement and dialog

Transaction structure and financial highlights Hydro's shareholders will hold 32.7% and Statoil's shareholders will hold 67.3% of the equity in the combined company Hydro's shareholders will receive shares in the ratio of 0.8622 shares per Hydro share Net interest bearing debt expected at the end of 2006: Statoil: NOK 14.3 bn Hydro's oil and gas activities: NOK 0 2006 dividend to be proposed Hydro: NOK 6.1 bn (NOK 5.00 per share) - entirely funded by Hydro's oil and gas activities Statoil: NOK 19.7 bn (NOK 9.12 per share) - ordinary and special dividend Share buyback programs to be stopped

Timeline to closing Transaction is subject to Shareholder approvals Regulatory approvals Expected closing third quarter 2007

Income Statements

Balance Sheets